UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-41639

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

(Exact Name of Registrant as Specified in Charter)

Mespil Business Centre, Mespil House

Sussex Road, Dublin 4, Ireland

Tel: +353-1-920-1000

(Address of Principal Executive Offices) (Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

This Report on Form 6-K of SMX (Security Matters) Public Limited Company (the “Company”) (1) includes a Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Company for the six months ended June 30, 2025 and 2024, (2) certain other disclosures about the Company and (3) attaches as Exhibit 99.1 the unaudited interim condensed consolidated financial statements and related notes of the Company as of and for the six months ended June 30, 2025.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this Report on Form 6-K may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this Report on Form 6-K may include, for example, statements about:

●	the Company’s financial performance and ability to raise capital;

●	the ability to maintain the listing of the Company’s Ordinary Shares on Nasdaq;

●	changes in the Company’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects and plans;

●	the Company’s ability to develop and launch products and services;

●	the Company’s ability to successfully and efficiently integrate future expansion plans and opportunities;

●	the Company’s ability to grow its business in a cost-effective manner;

●	the Company’s product development timeline and estimated research and development costs;

●	the implementation, market acceptance and success of the Company’s business model;

●	developments and projections relating to the Company’s competitors and industry;

●	the Company’s approach and goals with respect to technology;

●	the Company’s expectations regarding its ability to obtain and maintain intellectual property protection and not infringe on the rights of others;

●	the impact of war, terror threats, or adverse public health developments on the Company’s business;

●	changes in applicable laws or regulations; and

●	the outcome of any known and unknown litigation and regulatory proceedings.

These forward-looking statements are based on information available as of the date of this Report on Form 6-K, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing views as of any subsequent date, and no obligation is undertaken to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. The risk factors and cautionary language referred to in this Report provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described in our forward-looking statements, including among other things, the items identified in the section entitled “Risk Factors” in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024. You should review the factors and risks that the Company describes in the reports it has filed and will file from time to time with the SEC.

As a result of a number of known and unknown risks and uncertainties, actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include:

●	the outcome of any legal proceedings that may be instituted against the Company;

●	the ability to maintain the listing of the Ordinary Shares on Nasdaq;

●	our financial statements for the six months ended June 30, 2025, contains an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern, which could prevent us from obtaining new financing on reasonable terms or at all;

●	changes in applicable laws or regulations;

●	the effects of future pandemics, or other future health crises on the Company’s business;

●	the ability to implement business plans, forecasts, and other expectations, and identify and realize additional opportunities;

●	the risk of downturns and the possibility of rapid change in the highly competitive industry in which the Company operates;

●	the risk that the Company and its current and future collaborators are unable to successfully develop and commercialize its products or services, or experience significant delays in doing so;

●	the risk that the Company may never achieve or sustain profitability;

●	the risk that the Company will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all;

●	the risk that the Company experiences difficulties in managing its growth and expanding operations;

●	the risk that third-party suppliers and manufacturers are not able to fully and timely meet their obligations;

●	the risk that the Company is unable to secure or protect its intellectual property;

●	the possibility that the Company may be adversely affected by other economic, business, and/or competitive factors; and

●	other risks and uncertainties described in the Company’s filings with the SEC from time to time, including those under the section entitled “Risk Factors” in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis provide information which our management believes is relevant to an assessment and understanding of the Company’s consolidated results of operations and financial condition. This discussion and analysis should be read together with our audited consolidated financial statements and related notes as of December 31, 2024, of our Company and our predecessor companies included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024. This discussion and analysis should also be read together with the section in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024 entitled “Business”. In addition to historical financial information, this discussion and analysis contains forward-looking statements based upon current expectations that involve risks, uncertainties and assumptions. See the section entitled “Cautionary Statement Regarding Forward-Looking Statements” elsewhere in this Report on Form 6-K. Actual results and timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth elsewhere in this Report on Form 6-K.

Business

The Company integrates chemistry, physics, and computer science to give materials memory and create a culture of transparency and trust across multiple industries. The Company’s over 100 patents in various stages of application support unique marking, measuring, and tracking technologies allowing clients to seamlessly deploy transparency at all levels of development and provide stakeholders with a complete provenance of material composition and history, from virgin material to recycled, to address manufacturing challenges and ESG goals while maintaining sustainable growth. As a result, the Company’s technologies are designed and developed to help companies address ESG commitments and transition more successfully to a low-carbon economy.

The Company’s technology seeks to enable global companies across various industries to transition more successfully to a sustainable circular economy. By adopting our technology, they would be able to tangibly measure and track the raw material from origination, through the supply chain and at the end of life-where the amount of material recycled/reused from that product item can be measured and as well as the number of times that specific material/item has been recycled/reused.

The Company provides one solution to solve both authentication and track and trace challenges in order to uphold supply chain integrity and provide quality assurance and brand accountability to producers of goods. Its technology works as a track and trace system using a marker, a reader and an algorithm to identify embedded sub-molecular particles in order to track and trace different components along a production process (or any other marked good along a supply chain) to the end producer.

Its proprietary marker system embeds a permanent or removable (depending on the needs of the customer) mark on solid, liquid or gaseous objects or materials. One reader can detect embedded data in various materials, from metals to fabrics to food and plastics, with all data logged onto the same digital platform. This versatility across materials sets the Company’s technology apart from competitors. Each marker is comprised of a combination of marker codes such that each marker is designed to be unique and unable to be duplicated. The marker system is coupled with an innovative patented reader that responds to signals from the marker and, together with a patented algorithm, captures the details of the product retrieved and stored on a blockchain digital ledger. Each marker can be stored, either locally on the reader and on private servers, cloud servers or on a blockchain ledger, to protect data integrity and custody.

The potential of the Company’s technology application extends beyond merely tracing raw materials from origination to finished product for recycling and reuse. It has the potential to serve as a cornerstone for broader innovative markets, including through the use of the Company’s planned plastic cycle token to establish a reliable, ethical digital credit platform, tapping into the vast potential of recyclable plastics credits in a new market.

Recent Development

On August 26, 2025, the Company amended its 2022 Incentive Equity Plan, as amended (the “Incentive Plan”), to increase the number of authorized Ordinary Shares under the Incentive Plan by an additional 7,130,000 ordinary shares (the “Amendment”). As a Foreign Private Issuer, Nasdaq Rule 5615(a)(3) allows the Company to rely on home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d) and, accordingly, the Company so elected to approve the Amendment without stockholder approval. Thereafter, the Company granted an aggregate of 5,630,000 restricted stock units and 1,500,000 stock options, in each case vesting 75% on the grant date and 25% on November 1, 2025,to its executive officers and directors, and to certain consultants, employees and advisors to the Company. The Board of Directors of the Company, separately, authorized the issuance of an aggregate of 500,000 ordinary shares and 100,000 stock options to satisfy certain liabilities the Company owed to third parties.

History

SMX Israel was incorporated in 2014 to provide brand protection and supply chain integrity solutions to businesses. It provides these solutions through the commercialization of the Source IP. The Source IP was initiated from Soreq. In January 2015, SMX Israel entered into the Isorad License Agreement with Isorad. Under the Isorad License Agreement, as amended, the Source IP can be utilized in almost any industry and with any product.

SMX Israel merged into Security Matters PTY to effect a listing on the Australian Securities Exchange under the symbol “ASX: SMX.” At that time, Security Matters PTY had three wholly-owned subsidiaries: SMX Israel, SMX Fashion and Luxury (France), and SMX Beverages Pty Ltd. (Australia). It was also the record holder of 50% of Yahaloma and, as of October 3, 2023, 51.9% of trueGold.

On March 7, 2023, Security Matters PTY consummated a business combination with Lionheart III Corp., a Delaware corporation and special purpose acquisition company, pursuant to which, among other things:

●	Security Matters PTY became a wholly owned subsidiary of a newly-formed Ireland public limited company, and the Ireland company became the holder of all of the issued shares in Security Matters PTY and Lionheart, with Security Matters PTY being delisted from the Australian Stock Exchange;

●	The Ireland company, renamed SMX (Security Matters) Public Limited Company, had its Ordinary Shares listed on NASDAQ under the ticker SMX and public Warrants listed under the ticker SMXWW.

As a result of the business combination, the Company owns the entire share capital of Security Matters PTY. Accordingly, for financial reporting purposes, Security Matters PTY (the legal subsidiary) was the accounting acquirer and the Company (the legal parent) was the accounting acquiree. The consolidated financial statements prepared following the reverse acquisition were issued under the name of the Company, but they were a continuance of the financial statements of Security Matters PTY and reflected the fair values of the assets and liabilities of the Company (the acquiree for accounting purposes), together with a deemed issuance of shares by Security Matters PTY at fair value based on the quoted opening share price of the Company in its first trading day following the closing of the Business Combination, and a recapitalization of its equity. This deemed issuance of shares is in fact both an equity transaction under IAS 32 (receiving the net assets of the Company) and an equity-settled share-based payment transaction under IFRS 2 (receiving the listing status of the Company). The difference between the fair value of the shares deemed to have been issued by Security Matters PTY and the fair value of the Company’s identifiable net assets represent a payment for the service of obtaining a stock exchange listing for its shares and it is therefore expensed immediately to profit or loss at the closing date.

●

On July 15, 2024, the Company’s Ordinary Shares began trading on the Nasdaq Capital Market post-reverse stock split of 75:1 with a new CUSIP number of G8267K208 and ISIN code IE000IG23NR9. This reverse split consolidated every 75 shares into one new ordinary share and was aimed at meeting Nasdaq’s minimum bid price requirement of $1.00 per share, reducing the number of outstanding shares from approximately 44.8 million to approximately 597 thousand. Additionally, the par value of the Ordinary Shares increased from $0.0022 to $0.165 per share. The Company’s options, warrants, and convertible securities were adjusted proportionately, and the Company’s Constitution was amended to reflect these changes. All share, options and warrants amount in the Company’s June 30, 2025 financial statements are presented post this reverse stock split.

●	On January 15, 2025, the Company’s Ordinary Shares began trading on the Nasdaq Capital Market post-reverse stock split of 28.5:1 with a new CUSIP number of G8267K158 and ISIN code IE000WZ90ZV5. This reverse split consolidated every 28.5 shares into one new ordinary share and was aimed at meeting Nasdaq’s minimum bid price requirement of $1.00 per share, reducing the number of outstanding shares from approximately 33,155 thousand to approximately 1,163 thousand. Additionally, the par value of the Ordinary Shares increased from $0.165 to $4.70250014886352 per share. The Company’s options, warrants, and convertible securities were adjusted proportionately, and the Company’s Constitution was amended to reflect these changes. All share, options and warrants amount in the Company’s June 30, 2025 financial statements are presented post this reverse stock split.

●	On June 16, 2025, the Company’s Ordinary Shares began trading on the Nasdaq Capital Market post-reverse stock split of 4.1:1 with a new CUSIP number of G8267K 166 and the new ISIN code IE000B8AU702. This reverse split consolidated every 4.1 shares into one new ordinary share, reducing the number of outstanding shares from approximately 4 million to approximately 1 million. Additionally, the par value of the ordinary shares increased from $0.00000000000001 to $0.000000000000041 per share. The Company’s options, warrants, and convertible securities were adjusted proportionately, and the Company’s Constitution was amended to reflect these changes. The basic and diluted loss per share attributable to shareholders in the Company’s June 30, 2025 financial statements are presented post this reverse stock split.

●

On August 7, 2025, after the balance sheet date, the Company’s Ordinary Shares began trading on the Nasdaq Capital Market post-reverse stock split of 7:1 with a new CUSIP number of G8267K2174 and the new ISIN code IE000TB5RTG4. This reverse split consolidated every 7.0 shares into one new ordinary share, reducing the number of outstanding shares from approximately 9 million to approximately 1 million. Additionally, the par value of the ordinary shares were increased from $0.00000000000041 to $0.000000000000287 per share. The Company’s options, warrants, and convertible securities were adjusted proportionately, and the Company’s Constitution was amended to reflect these changes. The basic and diluted loss per share attributable to shareholders in the Company’s June 30, 2025 financial statements are presented post this reverse stock split.

●	On November 11, 2024, the ownership in the subsidiary SMX Circular Economy Platform PTE, Ltd. Decreased from 100% to 70%.

●	On March 26, 2025, the Company established a fully owned entity incorporated in Dubai Multi Commodities Centre Authority, United Arab Emirates.

Key Factors Affecting Operating Results

The Company believes that its performance and future success depend on several factors that present significant opportunities for us but also pose risks and challenges, including those discussed below and in the section of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024 titled “Risk Factors” and other filings the Company makes from time to time with the SEC.

Commercial Agreements

The Company’s technology seeks to enable global companies across various industries to transition more successfully to a sustainable circular economy. By adopting our technology, they can be able to tangibly measure and track the raw material from origination, through the supply chain and at the end of life-where the amount of material recycled/reused from that product item can be measured and as well as the number of times that specific material/item has been recycled/reused.

Due to the fact that we aim our sales efforts at large multi-national market-leading conglomerates, our sale cycle is of several quarters and there is a risk associated with it that at any time, due to force majeure, or events like pandemics, natural disasters, cyberattacks, regional wars, global tension, global supply chain challenges and climate change, that are beyond our control, the sale cycle will be broken and all efforts will be lost.

The Company has received interest in its technology from several international market-makers conglomerates as well as parties interested in making such technology a market standard, which will greatly assist the creation of future income. Any delays in the successful completion of projects or the creation of a market standard, as well as the materialization of any of the risks described above or in the Company’s filings with the SEC from time to time, may impact the ability to generate revenue.

Components of Operating Results

The results of operations presented below should be reviewed in conjunction with the consolidated financial statements and notes included as an exhibit to this Report on Form 6-K.

Revenue

To date, we have not seen substantial revenue from our technology sales. This is partly because our focus has been on creating a seamless onboarding process for multinational clients, establishing a solid foundation to become an industry standard, and ensuring readiness for a full and rapid deployment as a global commercial service.

Operating Expenses

The Company’s current operating expenses consist of the following components: research and development expenses, general and administrative expenses and selling and marketing expenses. The Company is working to maintain discipline on expenses over time.

Research and Development Expenses, Net

The Company’s research and development expenses consist primarily of wage and salary related expenses, subcontractors and consultants, depreciation and amortization of equipment, research expenses and share-based compensation expenses. The Company expects that its research and development expenses will increase as the Company continues to develop its products and recruit additional research and development employees.

The Company is engaged in Proof of Concept (POC) agreements according to which it receives funds for financing research and development expenses from prospective customers. Those funds are reimbursements for expenses and therefore are offset against the related R&D expenses in profit or loss.

General and Administrative Expenses

General and administrative expenses consist primarily of professional services fees, wages and salary related expenses, share-based compensation, facility-related costs and other general and administrative expenses.

Selling and Marketing Expenses

Selling and marketing expenses consist primarily of wages and salary related expenses, digital advertising and marketing expenses.

Finance Income and Expenses

Finance expenses, net consist primarily of revaluation of financial liabilities and warrants at fair value, interest on borrowings, foreign exchange rate differences, and fees and commissions to banks.

Gain from Remeasurement of investment in associated company

Gain from remeasurement of investment in associated company arises due to the agreement the Company signed with trueGold on October 3, 2023 to acquire an additional 7.5% which increased the Company’s holdings to 51.9% in trueGold and resulted in the Company gaining control over trueGold.

On July 10, 2024, in connection with the PMB LOI, Security Matters PTY’s ownership in trueGold was increased from 51.9% to 52.9%. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Contractual Obligations – PMB Partners.”

Foreign Currency

The consolidated financial statements are prepared in US Dollars, which is the functional and presentation currency of the Company. The Company’s functional currency is US Dollar. The functional currency of Lionheart is US Dollar. The functional currency of SMX Fashion and Luxury is EURO. The functional currency of trueSilver is Canadian Dollars. The functional currency of SMX (Security Matters) Ireland Limited is US Dollar. The functional currency of SMX Circular Economy Platform PTE, Ltd. is Singapore Dollar. Security Matters PTY’s functional currency is Australian Dollars. The functional currency of SMX Israel is New Israeli Shekels. The functional currency of Security Matters Canada Ltd. is Canadian Dollars. The functional currency of SMX Beverages Pty Ltd is Australian Dollar. The functional currency of trueGold is Australian Dollar. The functional currency of SMX Circular Economy FZCO is Emirati Dirham.

Transactions and balances in foreign currencies are converted into US Dollars in accordance with the principles set forth by International Accounting Standard (IAS) 21 (“The Effects of Changes in Foreign Exchange Rates”). Accordingly, transactions and balances have been converted as follows:

●	Assets and liabilities - at the rate of exchange applicable at the reporting date.
●	Expense items - at annual average rate at the statements of financial position date.
●	Share capital, capital reserve and other capital movement items were at rate of exchange as of the date of recognition of those items.
●	Accumulated deficit was based on the opening balance for the beginning of the reporting period in addition to the movements mentioned above.
●	Exchange gains and losses from the aforementioned conversion are recorded in exchange losses arising on translation of foreign operations in the consolidated statement of comprehensive loss.

Comparison of the Six Months Ended June 30, 2025, and 2024

The following table summarizes our historical results of operations for the periods indicated:

		For the Six-Month Period Ended
		June 30, 2025	June 30, 2024
	Note	US$ in thousands except share and per share data
General and administrative expenses		18,656	7,248 *
Selling and marketing expenses		1,380	319 *
Research and development expenses, net		1,640	1,689
Amortization		2,075	-
Operating loss		(23,751)	(9,256)

Finance income		9,854	1,602
Finance expenses		10,724	3,232

Loss before income tax		(24,621)	(10,886)
Income tax		-	-
Net loss		(24,621)	(10,886)

Other comprehensive loss		(1,691)	92

Total comprehensive loss		(26,312)	(10,794)

Net loss attributable to:
Equity holders of the Company		(23,638)	(10,693)
Non- controlling interest		(983)	(193)

Loss per share attribute to the shareholders
Basic and diluted loss per share attribute to shareholders (in US dollar)	7	**(209)	**(4)

*	Reclassification
**

The share and per share information in these financial statements reflects the 1-for-75, 1-for-28.5, 1-for-4.1 and 1-for-7 reverse share splits became effective on July 15, 2024, January 15, 2025, June 16, 2025 and August 7, 2025, respectively, of the Company’s issued and outstanding Ordinary Shares (the “Reverse Stock Splits”) (see also Note 1.E – 1.H to the Company’s unaudited financial statements for the six month period ended June 30, 2025, included as an exhibit to this Report on Form 6-K)

General and Administrative Expenses

The Company’s general and administrative expenses amounted to $18,656 thousand for the six months ending June 30, 2025, an increase of $11,408 thousand, or 157%, compared to $7,248 thousand for the six months ending June 30, 2024. The increase was primarily attributable to $12,580 thousand in share-based compensation, an increase of $794 thousand in public company related expenses, offset by a decrease of $1,176 thousand in professional services, a decrease of $459 thousand in transaction cost, and a decrease of $274 thousand in wages and salaries related.

Selling and Marketing Expenses

The Company’s selling and marketing expenses amounted to $1,380 thousand for the six months ending June 30, 2025, an increase of $1,061 thousand, or 333%, compared to $319 thousand for the six months ending June 30, 2024, and was primarily due to an increase of $748 thousand in share based compensation and an increase of $337 thousand in wages and salaries related.

Research and Development Expenses

The Company’s research and development expenses amounted to $1,640 thousand for the six months ending June 30, 2025, a decrease of $49 thousand, or 3%, compared to $1,689 thousand for the six months ending June 30, 2024. The major changes in research and development expenses were a decrease of $933 thousand in wages and salaries, and a decrease of $682 thousand in service providers, offset by a decrease of $1,125 thousand in reimbursement from paid pilots and proof of concept projects and an increase of $252 thousand in share-based compensation expenses.

Amortization

The Company’s amortization expenses amounted to $2,075 thousand for the six months ending June 30, 2025, an increase of $2,075 thousand, or 100%, compared to nil for the six months ending June 30, 2024. Beginning July 1, 2024, the Company recognized amortization of its intangible assets and technology assets due to their maturity to commercial stage and in active use.

Finance Income and Expenses

The Company’s finance income for the six months ended June 30, 2025, totaled $9,854 thousand, an increase of $8,252 thousand, or 515%, compared to $1,602 thousand for the six months ended June 30, 2024. The increase is primarily due to warrants revaluation amounting to $5,043 thousand, foreign exchange rate changes of $4,415 thousand, offset by a decrease in notes and loan revaluations of $1,171 thousand.

The Company’s finance expense for the six months ending June 30, 2025, totaled $10,724 thousand, an increase of $7,492 thousand, or 232%, compared to $3,232 thousand for the six months ended June 30, 2024. The increase is primarily due to warrants revaluations at fair value amounting to $3,278 thousand, a note financial liability revaluation of $1,760 thousand, interest on a loan $1,315 thousand, and $610 thousand due to share issuance cost to loan holders.

Income Tax

As of June 30, 2025, the Company estimated carry forward tax losses is approximately $106 million (June 30, 2024: $62 million) which may be carried forward and offset against taxable income for an indefinite period in the future. The Company did not recognize deferred tax assets relating to carry forward losses in the financial statements because their utilization in the foreseeable future is not probable.

Net Loss

As a result of the forgoing, the Company net loss for the six months ending June 30, 2025, was $24,621 thousand, compared to $10,886 thousand for the six months ended June 30, 2024, an increase of $13,735 thousand, or 126%.

Liquidity and Capital Resources

Overview

Since our inception through June 30, 2025, and thereafter, the Company has funded its operations principally through the issuance of Ordinary Shares, warrants, convertible notes, loans from investors and through reimbursement from prospected customers for paid pilots and proof-of-concept projects. As of June 30, 2025, the Company had cash and cash equivalents balance amounting to $750 thousand. In addition, during July 2025, the Company raised gross proceeds of approximately $2,125 thousand after OID and before deduction of issuance expenses from the issuance of promissory notes as the final tranche to a May 2025 agreement, and during August 2025 the Company signed a new agreement with the same investors to issue promissory notes and borrow $5,000 thousand after OID and before deduction of issuance expenses, with the possibility, subject to conditions, of raising an additional $6,000 thousand after OID and before deduction of issuance expenses.

The table below presents our cash flows for the periods indicated:

	For the Six Months Ended June 30,
U.S. dollars in thousands	2025	2024
Net cash used in operating activities	(4,145)	(4,536)
Net cash used in investing activities	-	(166)
Net cash provided by financing activities	2,689	4,636
Net increase (decrease) in cash and cash equivalents	(1,456)	(66)

Operating Activities

Net cash used in operating activities was $4,145 thousand during the six months ended June 30, 2025, compared to net cash used in operating activities of $4,536 thousand during the six months ended June 30, 2024. The $391 thousand decrease is mainly attributed to the increase in net loss for the period of $13,928 thousand, increase in Revaluation of financial liabilities at fair value of $567 thousand, offset by an increase in share-based compensation of $13,651 thousand.

Investing Activities

Net cash used in investing activities was nil during the six months ending June 30, 2025, as the Company did not purchase equipment, compared to the period during the six months ending June 30, 2024, where the Company equipment purchased totaled $166 thousand.

Financing Activities

Net cash provided by financing activities was $2,689 thousand during the six months ending June 30, 2025, compared to net cash provided by financing activities of $4,636 thousand during the six months ending June 30, 2024. The $1,947 thousand decrease is mainly attributed to decrease in $2,698 thousand in exercise of warrants into ordinary shares, $2,025 thousand proceeds from the issuance of a convertible note in April 2024 and $666 thousand of payments for bridge loans, short-term loans and convertible loans, offset by an increase of $3,076 thousand in proceeds from the issuance of convertible notes.

Current Outlook

The Company has incurred and continues to incur losses and continues to generate negative cash flows from operations since inception in 2015. Since the Company’s inception, it has not generated significant revenue from the sale of its technology.

As of June 30, 2025, and December 31, 2024, the Company had $750 thousand and $2,343 thousand, respectively, in cash and cash equivalents. Since June 30, 2025, the Company has raised an additional approximately $7,125 thousand after OID and before deduction of issuance expenses in convertible note funding from various investors. In addition, the Company has approximately $14,451 thousand in existing payables and other liabilities related to expenses from the Company’s 2023 business combination, in addition to liabilities to other services providers and employees. An additional approximately $7,740 thousand is due and owing to various lenders and investors. The Company expects to fund the payment of such amounts out of ongoing activities of the Company and other capital-raising efforts the Company is pursuing in the near future. Further, the Company’s operating plans may change as a result of many factors that may currently be unknown to it, and it may need to seek additional funds sooner than planned. The Company financial statements for the six months ended June 30, 2025 contain an explanatory paragraph regarding substantial doubt about of the Company ability to continue as a going concern. This going concern assessment may prevent the Company from obtaining new financing on reasonable terms, if at all, and imperil the Company ability to continue operating as a going concern.

We are generating negative cash flow and requiring constant and immediate cash injections to continue to operate. We face significant uncertainty regarding the adequacy of our liquidity and capital resources and our ability to repay our obligations as they become due in cash. We are currently negotiating with certain of our debt holders and others we owe money to, to extend the term of their notes or other payment obligations and/or to convert some or all of such liabilities into our ordinary shares. However, there can be no assurance that our discussions will be successful. We expect to be able to obtain additional sources of debt and equity financing. However, such opportunities remain uncertain and are predicated upon events and circumstances which are outside the Company’s control.

The Company’s future capital requirements will depend on several factors, including:

●	Commercial scaling and initial deployment of the technology, along with the progress and costs of our research and development activities;

●	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

●	the potential costs of contracting with third parties to provide marketing and distribution services for us or for building such capacities internally; and

●	the magnitude of our general and administrative expenses.

When and until the Company starts to generate significant recurring revenues and profit, the Company expects to satisfy its future cash needs through capital raising and shareholders’ financial support. The Company cannot be certain that additional funding will be available when needed, on acceptable terms, if at all. The Company’s outstanding warrants are generally either out of money or have nominal exercise prices; accordingly, the Company does not expect to raise any material additional funds from the exercise of outstanding warrants in at least the short-term. If funds are not available, the Company may be required to delay or reduce the scope of research or development plans.

We can give no assurances that we will be able to secure additional sources of funds to support our operations on acceptable terms, or at all, or, if such funds are available to us, that such additional financing will be sufficient to meet our needs. If we raise additional funds by issuing equity or convertible debt securities, it could result in dilution to our existing stockholders or increased fixed payment obligations. In addition, as a condition to providing additional funds to us, future investors may demand, and may be granted, rights superior to those of existing stockholders. If we incur additional indebtedness, we could become subject to covenants that would restrict our operations and potentially impair our competitiveness, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. Additionally, any future collaborations we enter into with third parties may provide capital in the near term but may not be on terms that are favorable to us. Any of the foregoing could significantly harm our business, financial condition and results of operations. If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we may be required to reduce the scope of the commercialization of our planned products or delay, scale back or discontinue the development of one or more of our product candidates.

We may also need to take certain other actions to allow us to maintain our projected cash and projected financial position, including but not limited to additional reductions in general and administrative costs, sales and marketing costs, and other discretionary costs. Although we believe such plans, if executed and coupled with the above-described sources of liquidity, should provide us with financing to meet our needs, successful completion of such plans is dependent on factors outside of our control.

We anticipate that we will continue to incur net losses into the foreseeable future as we continue our development of our product candidates and expand our corporate infrastructure.

Going Concern

As of June 30, 2025, we had incurred accumulated losses of $106 million and plan to continue to fund our operations through the sale of convertible securities, ordinary shares and warrants. There is no assurance that such financing would be available on acceptable terms or consummated. Considering the above, our dependency on external funding for our operations raises a substantial doubt about our ability to continue as a going concern. The interim condensed consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

Contractual Obligations

August 2025 Convertible Promissory Note Financing

As of August 3, 2025, the Company entered into a Securities Purchase Agreement (the “Purchase Agreement”) with institutional investors (the “Investors”) to issue and sell to each of the Investors a promissory note (the “Note”), for aggregate gross proceeds to the Company of up to $11.0 million, subject to conditions (the “Purchase Price”), before deducting fees to the Placement Agent (as defined below) and other expenses payable by the Company in connection with the offering (the “Offering”).

The Purchase Price shall be paid as follows: $3,000,000 on the initial closing date (the “First Closing”); $3,000,000 on a second closing date prior to the effective date of the First Form F-1 (as defined below) (the “Second Closing”); $2,500,000 on a third closing upon the Third Closing Triggering Event (as defined below) (the “Third Closing”); and $2,500,000 on a fourth closing on a fourth closing date prior to the effective date of the Second Form F-1 (as defined below) (the “Fourth Closing”).

The First Closing was on August 4, 2025. The Company register for resale the Ordinary Shares that may be issued upon conversion of the Note with respect to the First Closing and the Second Closing, and filed a Registration Statement on Form F-1 (the “First Form F-1”) within ten business days of the First Closing. The “Third Closing Triggering Event” means the later of (a) the date that the Investors have converted all outstanding amounts owed under the Note from the First Closing and the Second Closing into the Company’s Ordinary Shares and (b) the filing with the SEC of a second registration statement covering the resale of all Ordinary Shares issuable upon conversion of the Note with respect to the Third Closing and the Fourth Closing (the “Second Registration Statement”). In the event the Investors do not fully convert their Note with respect to the First Closing and the Second Closing, the Investors are not required to fund the Note with respect to the Third Closing or the Fourth Closing.

The Notes are in the aggregate principal amount of up to $13,750,000 (the “Principal Amount”), and carry an original issue discount of 20%. The maturity date of each Note is the 12-month anniversary of the issuance date, and is the date upon which the Principal Amount, as well as any other fees, shall be due and payable.

Each Investor has the right, at any time, to convert all or any portion of the then outstanding and unpaid Principal Amount and interest if any (including any costs, fees and charges) into ordinary shares at a conversion price equal to the greater of $0.332 and 85% of the lowest daily volume weighted average price of the ordinary shares during the seven trading days immediately prior to the date of conversion. Any such conversion is subject to conversion limitations so each Investor beneficially owns less than 4.99% of the ordinary shares. Additionally, each Investor is limited from selling the ordinary shares issued upon conversion of the Note in an amount equal to 20% of the Company’s trading volume during the same trading day, which may be waived from time to time.

Subject to exceptions described in the Purchase Agreement (the “Exempt Issuances”), including relating to the permitted issuance of Company securities if such securities remain restricted through the maturity date of the Note or its earlier conversion in full, the Company may not sell any equity or equity-linked securities during the term of the Note without the Investors’ consent.

The Notes contain customary Events of Default for transactions similar to the transactions contemplated by the Purchase Agreement and the Note, which entitle each Investor, among other things, to accelerate the due date of the unpaid principal amount of the Note. Upon the first occurrence of an Event of Default with respect to the Note, the Principal Amount outstanding as of the Event of Default date shall be automatically increased by 20%. Additionally, from and after the occurrence and during the continuance of any Event of Default, each Note shall commence accruing interest at the rate of 20% per annum, and shall be due and payable on the first trading day of each calendar month during the continuance of such Event of Default.

On July 30, 2025, the Company entered into an engagement letter in connection with the Offering (the “Engagement Letter”), with RBW Capital, pursuant to which it agreed to serve as the placement agent for the issuance and sale of securities of the Company pursuant to the Purchase Agreement. As compensation for such placement agent services, the Company agreed to pay the Placement Agent, collectively with Aegis for its fees, an aggregate cash fee equal to 8.0% of the gross proceeds received by the Company from the Offering, plus up to $90,000 for its fees and expenses.

Further, pursuant to the Engagement Letter, RBW Capital is entitled to compensation with respect to any financing of the Company occurring within 12 months of the termination or expiration of the Engagement Letter when such financing is provided by investors whom RBW Capital actually introduced to the Company during the term of the Engagement Letter. The Engagement Letter also includes indemnification obligations of the Company and other provisions customary for transactions of this nature.

May 2025 Convertible Promissory Note Financing

On May 9, 2025, the Company entered into a securities purchase agreement with investors, pursuant to which it issued a convertible promissory note in the principal amount of $6,875 thousand, reflecting a 20% original issue discount, in consideration for total cash proceeds of $5,500 thousand (before deduction of issuance expenses) to be received in four installments in accordance with the terms of the agreement (an amount of $1,375 thousand was funded at the time of signing of the agreement; an amount of $1,375 thousand when certain SEC filing conditions were satisfied, and additional amounts of $625 thousand and $2,125 thousand upon the satisfaction of other conditions as described in the securities purchase agreement. Through June 30, 2025, the first three payments were received, and the fourth payment was received subsequent to the balance sheet date on July 3, 2025).

In addition, RBW Capital, the placement agent for the transaction, are entitled to warrants, at a rate of 5% of the number of shares actually be issued upon conversion of the convertible promissory note. The warrants are exercisable at a price of $0.368 per share, for a period of 5 years from the date of grant.

During the period after the balance sheet day of June 30, 2025, the investors converted all of the outstanding principal under the convertible promissory note in full. As a result, the Company issued to the investors an aggregate of 829,934 ordinary shares.

March 2025 Promissory Note Financing

On March 28, 2025, the Company entered into an agreement with 1800 Diagonal (“1800 Diagonal”), pursuant to which it issued a promissory note in the principal amount of $295.5 thousand, in consideration for net cash proceeds of approximately $250 thousand, after deduction of issuance expenses of approximately $7 thousand.

The note bears interest at an annual rate of 12% and is repayable in seven installments between September 2025 and March 2026, as follows: $163 thousand on September 30, 2025; and $27.2 thousand on each month-end from October 2025 to March 2026.

The note contains customary default provisions for similar transactions, under which, in the event of default: (i) it becomes immediately due and payable; (ii) the outstanding principal and interest increase by 150%; and (iii) it may be converted, at the sole discretion of 1800 Diagonal, into ordinary shares of the Company. In this regard, the conversion price is the lowest closing price of the Company’s shares during the ten trading days preceding the conversion request, less a 25% discount. Conversion is subject to an ownership limitation of 4.99%.

The agreement also includes customary representations, undertakings, and indemnities in favour of 1800 Diagonal, its subsidiaries, and related entities.

Leases

SMX Israel is a party to a lease agreement dated January 14, 2020, and amended as of December 24, 2020 (the “Lease”). Under the Lease, it is obligated to pay ILS 253 thousand plus VAT per year. The Lease will expire on May 31, 2027, with an additional option of 5 years, unless terminated by the landlord due to a requirement of a governmental authority to modify or terminate the Lease, pursuant to the terms of the lease.

Borrowings

Abri Advisors Loan Agreement

On December 28, 2024, the Company entered into a loan agreement with Abri Advisors Ltd. (“Abri”), pursuant to which it borrowed $1,000 thousand. Under the agreement, the Company undertook to repay Abri by June 30, 2025, a total amount of $1,400 thousand, representing a 28.577% discount to the principal, plus 15% annual interest on the outstanding principal balance. The agreement stipulates that, while the loan remains outstanding, the Company may not issue any additional debt instrument ranking senior or equal to this loan, whether in payment priority or in collateral, without Abri’s prior written consent. In addition, if the Company conducts a capital raise or issues any convertible securities (including ordinary shares, preferred shares, options, or warrants), it must repay 25% of the then-outstanding loan balance within three business days of the closing date (“Capital Raise Repayment”). Such repayment does not reduce or alter the final repayment amount due at maturity, regardless of the payment date.

The agreement includes customary nonpayment provisions. In the event of nonpayment, and if not cured within three business days, the outstanding obligation (including any Capital Raise Repayment) becomes immediately due and payable, multiplied by 150% (“nonpayment Amount”). The nonpayment Amount bears monthly interest at 5% from the nonpayment date until settlement. For accounting purposes, the loan is measured at amortized cost using the effective interest method, with an effective annual interest rate of 155.93% calculated on initial recognition. As of December 31, 2024, the carrying amount of the loan was $1,000 thousand.

On May 26, 2025, the Company repaid $200 thousand and on August 1, 2025, an additional $150 thousand. The Company and ABRI are in negotiations to postpone the remainder of the payments due.

Alpha April 2024

On April 11, 2024, the Company issued an unsecured promissory note to Generating Alpha Ltd. in the principal amount of $2,250 thousand (hereinafter: the “Alpha April Note” and “Alpha”, respectively). In connection with the issuance, two additional warrants were granted to Alpha, which were fully exercised during 2024. The note was issued at a 10% discount, bore annual interest at a rate of 12%, and had a contractual maturity of 12 months from the issuance date.

The conversion option allows it to convert the outstanding principal and accrued interest into ordinary shares at the lower of $14,723 per share or a 15% discount to the 10-day volume-weighted average price (VWAP) preceding the conversion date, subject to customary adjustments.

During 2024, Alpha exercised its embedded conversion option and partially converted the Alpha April Note, whereby approximately $2,300 thousand of the outstanding principal and accrued interest was converted into 16,318 ordinary shares of the Company.

In addition, during the first half of 2025, Alpha exercised its embedded conversion option with respect to the remaining balance of the Alpha April Note, converting it into 6,656 ordinary shares of the Company, with a fair value at the conversion date of $842 thousand.

On April 2, 2025, the Company entered into a settlement agreement with Alpha, pursuant to which it issued 14,235 ordinary shares to Alpha, with a fair value at the issuance date of $787 thousand. As of June 30, 2025, the entire outstanding balance of the Alpha April Note had been converted into ordinary shares of the Company, and accordingly, no further liability to Alpha remains in respect of this note.

PMB

On September 4, 2024, the Company entered into an agreement with PMB Partners, LP (“PMB”) to restructure a secured promissory note with a principal amount of $1,300 thousand, originally maturing on May 31, 2024, into two new debt instruments: (i) a convertible promissory note in the amount of $800 thousand, convertible into ordinary shares of the Company at a fixed conversion price of $8,588 per share; and (ii) a senior straight debt promissory note (the “Senior Note”) in the amount of $500 thousand. Both notes bore annual interest at a rate of 15%, with default interest at a rate of 20% per annum.

On May 13, 2025, the parties executed an amendment, under which the maturity date of both notes was extended to November 30, 2025, the annual interest rate was increased to 18%, and the principal balance of each note was adjusted to include accrued and unpaid interest up to the date of the amendment.

In accordance with IFRS 9, the quantitative and qualitative effects of the amendment were assessed, and it was determined that the modification was non-substantial. Accordingly, the amortized cost of the liabilities was adjusted to reflect the revised contractual cash flows, discounted at the original effective interest rate, with the resulting difference recognized as finance expenses in profit or loss.

Alpha July 2024

On July 19, 2024, the Company issued a promissory note to Alpha with principal amount $1,150 thousand, at a 35% discount, with a contractual maturity of 12 months from the issuance date (hereinafter: the “Alpha July Note”).

Alpha was granted an embedded conversion option, exercisable at any time, to convert all or part of the outstanding principal and any unpaid interest (including costs, fees, and charges) into ordinary shares of the Company, at the lower of: (i) $4,989 per share; or (ii) 80% of the 20-trading-day volume-weighted average price (VWAP) preceding the conversion date, subject to customary adjustments.

During the first half of 2025, Alpha exercised the embedded conversion option in full. As a result, the Company issued 13,287 ordinary shares to Alpha, with a fair value at the conversion date of $1,579 thousand.

1800 Diagonal August 2024

On August 30, 2024, the Company entered into an agreement with 1800 Diagonal for the issuance of a compound financial instrument in consideration for net proceeds (after fees and issuance expenses) of $194.5 thousand. The instrument comprised: (i) a host straight debt component, and (ii) an embedded conversion option exercisable only upon an event of default.

The instrument was fully repaid in cash during the first half of 2025 for an aggregate amount of approximately $246 thousand (comprising the original principal amount of $223.7 thousand and interest of $22.4 thousand).

Legal Proceedings

In January 2024, for a $5 million contract with R&I Trading, deploying cutting-edge technology to enhance supply chain transparency for a NATO member state, with plans to expand to additional NATO members. This partnership aims to establish new standards in brand protection, authentication, and ethical sourcing, particularly in the FMCG sector. Through this initiative, the Company is committed to promoting transparency and security in global supply chains, reflecting its dedication to ethical business practices and technological innovation. Subsequent to June 30, 2024, R&I Trading sent a termination notice to the Company and a demand for arbitration with respect to disputed payment amounts under the contract. The Company believes the termination of the contract is unlawful and has demanded that R&I Trading honor its obligations under the contract. The Company further believes R&I Trading’s claims are without merit and intends to defend any action, if and when commenced, vigorously. The Company is currently engaged in an arbitration process with R&I Trading. The statements of claim by the parties to the arbitration proceedings were filed on January 6, 2025. R&I Trading’s statement of claim demands full restitution of the amounts paid by it under the agreement. The Company’s statement of claim alleges that R&I Trading breached the agreement and has requested the arbitrator to grant relief for the division of remedies in the event that the Company is presented with further expenses by suppliers and employees that have not yet been included in its damage estimate. The Company also raised claims regarding loss of opportunities and requested declaratory relief in favor of the Company. Prior to filing the statement of claim, on December 26, 2024, the Company filed a motion for declaratory relief. On January 9, 2025, R&I Trading responded to the motion. The Company had until January 23, 2025, to submit reply papers in connection with this motion practice. On March 6, 2025, the parties filed a request for the approval of a mutual procedural arrangement, under which, among other things, R&I Trading will file an affidavit stating that it is not using the Company’s IP rights and has no intention of violating the Company’s IP rights; the Company will withdraw the motion for a declaration and amend its statement of claim accordingly by March 30, 2025; the statements of defense will be filed by April 21, 2025; and the statements of reply will be filed by May 12, 2025. On March 7, 2025, the arbitrator approved the request, and on March 23, 2025, R&I Trading filed its affidavit. To the date of this report, the parties exchanged general affidavits of disclosure and requests for response to questionnaire and for disclosure of documents. At this preliminary stage, it is not possible to assess the chances of the Company’s claim and the outcome of the arbitration proceedings.

Government Grants

As of June 30, 2025, and December 31, 2024, the Company has a contingent liability of $191 thousand and $177 thousand, respectively, for government grant it received for the use of research and development activities from Israel Innovation Authority (IIA). The Company is subject to paying 3% of its relevant revenues for the first three years, and 4% of the relevant revenues for further years, until repayment of the entire grant.

Isorad License Agreement

In January 2015, the Company entered into the Isorad License Agreement with Isorad Ltd. (a company wholly owned by the State of Israel with rights to exclusively commercialize the Soreq Research Center technology for civilian uses), according to which the Company was granted technological license in return for future royalties based on 2.2% of gross sales by the Company and its affiliates and after 25 years the license becomes royalty-free. Upon the occurrence of an M&A event (as such event is defined in the agreement to include mergers, sale of all or substantially all the assets of ours and similar event), in the first M&A event, the Company is to pay a consideration equal to 1% of the amount received or transferred and in the second M&A event, a consideration equal to 2% of the amount received or transferred. This will not apply to any future offer of shares, merger or sale of assets thereafter.

In January 2023, the Company signed an amendment to the Isorad License Agreement that provided for the following: (1) for the BCA with Lionheart, (a) Isorad was issued 864,000 options to purchase shares of the Company, which options were issued in January 2023 and valued using the Black-Scholes pricing model, with the main parameters used being: (1) risk-free rate: 3.42%; (2) expected volatility: 81.92%: (3) expected term: up to 3 years; and (4) expected dividend yield: 0%; and (b) Isorad will be entitled to 1% of any amount actually received against equity or other funding convertible into equity at the closing of the transaction and until 13 months thereafter (to be paid after reaching an aggregated received amount of $27 million, or at the end of such 13 months, the earlier thereof); and (2) Exit fee - in the occurrence of the first M&A event (as such event is defined in such agreement to include mergers, sale of all or substantially all the assets of the Company and similar event) after the closing of the BCA, the Company is to pay a cash amount equal to 1.5% of the amount received or transferred. This will not apply to any future offer of shares, merger or sale of assets thereafter. In the six months ended June 30, 2025, and in the twelve months ended December 31, 2024, based on the funds the Company actually received, the Company recognized a technology license intellectual property at the amount of $171 thousand and $158 thousand, respectively, against a liability that reflects the due amount.

Quantitative and Qualitative Disclosures about Market Risk

The Company is exposed to market risks in the ordinary course of business. Market risk represents the risk of loss that may impact on our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily with respect to the ILS, AUD, and SGD, which is discussed in detail in the following paragraph.

Foreign Currency Exchange Risk

The Company’s operating expenses are denominated mainly in ILS, AUD, and SGD, and therefore are currently subject to foreign currency risk. We have been affected by changes in some of such rates compared to the U.S. dollar, We have been affected by changes in the rate of ILS currency compared to the U.S. dollar, as the ILS devaluated against the U.S. dollar by approximately 7.5% in the six months ended June 30, 2025 compared to a appreciation of 3.6% in the six months ended June 30, 2024. The AUD appreciated against the U.S. dollar by approximately 5.2% in the six months ended June 30, 2024, compared to a devaluation of 2.9% in the six months ended June 30, 2024. Lastly the SGD devalued against the U.S. dollar by approximately 10.4% and 2.1% in the six months ended June 30, 2025, and June 30, 2024, respectively

The Company’s policy is not to perform currency hedging transactions, and we cannot assure you that we will not be adversely affected by currency fluctuations in the future.

Credit Risk

Credit risk is a risk of financial loss if a counterparty or customer fails to meet its contractual obligations. We closely monitor the activities of our counterparties and control the access to its intellectual property which enables it to ensure a prompt collection. Our main financial assets are cash and cash equivalents as well as other receivables and represent the Company’s maximum exposure to credit risk in connection with its financial assets. Wherever possible and commercially practical, the Company holds cash with major and sound financial institutions in Israel and Australia.

Liquidity Risk

Liquidity risk is the risk that we will encounter in meeting our obligations associated with our financial liabilities that are settled by delivering cash or another financial asset. The Company has procedures to minimize that risk by maintaining sufficient cash and other highly liquid current assets and by having available an adequate amount of committed credit facilities. For more details, please refer to the section titled, “Liquidity and Capital Resources”.

Critical Accounting Policies and Estimates

Reverse Acquisition Transaction

The result of the merger between the Company and Security Matters PTY is that legally the Company owns the entire share capital of Security Matters PTY.

Accordingly, for financial reporting purposes, Security Matters PTY (the legal subsidiary) is the accounting acquirer, and the Company (the legal parent) is the accounting acquiree. The consolidated financial statements prepared following the reverse acquisition are issued under the name of the Company, but they are a continuance of the financial statements of Security Matters PTY and reflect the fair values of the assets and liabilities of the Company (the acquiree for accounting purposes), together with a deemed issuance of shares by Security Matters PTY at fair value based on the quoted opening share price of the Company in its first trading day following the closing of the business combination transaction ($11,599 thousand), and a recapitalization of its equity. This deemed issuance of shares is in fact both an equity transaction under IAS 32 (receiving the net assets of the Company) and an equity-settled share-based payment transaction under IFRS 2 (receiving the listing status of the Company). The difference, in the amount of $16,802 thousand, between the fair value of the shares deemed to have been issued by Security Matters PTY and the fair value of the Company’s identifiable net assets represent a payment for the service of obtaining a stock exchange listing for its shares and it is therefore expensed immediately to profit or loss at the closing date.

The Company is initially consolidated in the financial statements from the Closing Date of the Business Combination. Substantially all of the assets and liabilities of the Company were comprised of marketable securities held in a trust account ($4,921 thousand) and trade and other payables and warrants ($10,127 thousand) respectively, with fair values that were equivalent to their carrying amounts. Below are the implications of the accounting treatment on the financial statements:

1.	The assets and liabilities of Security Matters PTY have been recognized and measured in the consolidated financial statements of the Company for the year ended December 31, 2023, at their pre-combination carrying amounts.

2.	The retained earnings and other equity balances recognized in the consolidated financial statements of the Company for the year ended December 31, 2023, are the retained earnings and other equity balances of Security Matters PTY immediately before the Business Combination.

3.	The amount recognized as issued equity instruments in the consolidated financial statements of the Company for the year ended December 31, 2023, has been determined by adding to the issued equity of Security Matters PTY immediately before the Business Combination the fair value of the deemed issuance of shares, as described above. However, the equity structure (the number and type of shares issued) reflects the equity structure of the Company, including the shares issued by the Company through recapitalization. Accordingly, the equity structure of Security Matters PTY (issued capital and addition paid in capital) in comparative periods is restated using the exchange ratio established in the Business Combination to reflect the number and par value of shares of the Company issued in the reverse acquisition transaction.

4.	The statement of comprehensive loss in the consolidated financial statements of the Company for the year ended December 31, 2023, reflects that of Security Matters PTY for the full period together with the post-acquisition results of the Company from the Closing Date. Loss per share of Security Matters PTY for periods prior to the acquisition date is restated such the denominator of the historical loss per share calculation is adjusted by multiplying the weighted-average shares used in each historically reported loss per share calculation by the exchange ratio established in the Business Combination.

trueGold Business Combination

On October 3, 2023, the Company has signed an agreement with trueGold shareholders to acquire an additional 7.5% which increased the Company’s holdings to 51.9% in true-Gold and resulted in the Company’s gain of control over trueGold. trueGold uses the Company’s advanced next-generation technology to invisibly mark and store multiple data types at a molecular level as well as its blockchain digital platform. This strategic transaction through gaining control of trueGold diversifies the Company’s operations into trueGold’s pioneering ventures in research and development and revenue commercialization.

The Company previously held 44.4% of the shares of trueGold which, up to the acquisition date and the beginning of consolidation, were treated as an investment in a joint venture which accounted for under the equity method. At the time the transaction was completed, and control was obtained, the balance of the investment was remeasured at fair value of $22,164 thousand and a gain was recognized in the amount of $22,164 thousand, which was recorded in the statement of comprehensive loss (the carrying amount of the previous investment in true-Gold was approximately nil). This fair value amount was added to the consideration transferred for the calculation of goodwill, as described below.

The Company has elected to measure the non-controlling interests in trueGold at full fair value which includes also the non-controlling interests’ share in the entire goodwill of trueGold. The fair value of the non-controlling interests in trueGold was based on the fair value of trueGold as a whole, as described above, and was estimated using the discounted cash flow method of the income approach, as trueGold is a private company and therefore quoted market prices of its share were unavailable. The fair value has been determined by management with the assistance of a valuation performed by an external and independent valuation specialist using valuation techniques and assumptions as to estimates of projected net future cash flows of trueGold and estimate of the suitable discount rate for these cash flows. The significant assumptions used in estimating the fair value of trueGold are:

1.	After-tax net cash flow discount rate (weighted average cost of capital) of 24.8%.
2.	Terminal value cash flow multiple of 4.59 and terminal growth rate of 3%.
3.	Discount for lack of marketability of 25.2% (or $11.17), resulting in a fair value of $33.12 per ordinary share of true-Gold).

The total cost of the business combination comprised a full forgiveness of the outstanding payables from trueGold to the Company which amounted to AUD 475 thousand (approximately $307 thousand) at acquisition date. The calculating of any goodwill upon acquisition included also the fair value of the previous investment in trueGold.

Exhibit No.	Description

99.1	Interim Condensed Consolidated Financial Statements as of June 30, 2025

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 29, 2025

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

By:	/s/ Haggai Alon
Name:	Haggai Alon
Title:	Chief Executive Officer